

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 29, 2017

Shella Ng
Chief Legal Officer
Yum China Holdings, Inc.
7100 Corporate Drive
Plano, TX 75024

**Re: Yum China Holdings, Inc.
          Post-Effective Amendment No. 1 to Form S-1
          Filed March 9, 2017
          File No. 333-213719**

Dear Ms. Ng:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments

Incorporation of Certain Information by Reference, page 58

1. Please incorporate by reference your Current Report on Form 8-K filed on March 10, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any questions.


Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure


cc: Paul L. Choi, Esq.